Trades under the symbol (TSX): PJC.SV.A

THE JEAN COUTU GROUP

-THIRD QUARTER RESULTS

ECKERD INTEGRATION PROGRESSING WELL WHILE GROSS MARGINS IMPROVE

Longueuil, April 12, 2005 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) reported its third quarter 2004-2005 financial results today. Quarterly revenues are up by 258% year-over-year, as a result of the addition of Eckerd drugstore operations.

Summary of results
(in thousands of US dollars except per share amounts)

	Q3/2005	Q2/2005	Q3/2004	39-Weeks	9-Months
				2005	2004

Revenues	2,815,401	2,696,877	786,335	6,848,945	2,261,826
Operating income before amort- ization (“OIBA”)	125,365	117,059	66,681	304,352	187,432
Net earnings (loss)	39,854	(3,994)	36,035	58,162	100,079
Net earnings (loss) per share	$0.15	$(0.02)	$0.16	$0.23	$0.44
Earnings per share before unrealized losses (gains) on financing activities	$0.10	$0.06	$0.16	$0.26	$0.44

Highlights

• Gross margins improved to 23.1% during the third quarter ended February 26, 2005 from 22.6% in the second quarter.

• General and operating expenses stood at 19.9% of revenue in the third quarter compared with 19.5% in the second quarter, reflecting the cost of running several head office infrastructures for most of the latest quarter. The Eckerd integration is on schedule with key milestones completed during the quarter.

• Third quarter earnings before unrealized losses (gains) on financing activities were $27.4 million ($0.10 per share) compared with $14.8 million ($0.06 per share) in the second quarter. During the current quarter, there was a $11.9 million ($0.05 per share) unrealized foreign exchange gain on monetary items related to the Eckerd acquisition. The Company has reviewed these arrangements and their documentation in order to ensure that all significant monetary items are properly hedged against future foreign exchange risk.

“The Jean Coutu Group made considerable progress this quarter. We are pleased with our performance while we complete the integration of Eckerd and Brooks drugstores,” said François J. Coutu, President and Chief Executive Officer. “The American network contributed to revenue growth during the quarter while we continued the focused execution of our plan. This quarter’s operating results were negatively affected by the costs of running several head office infrastructures. We have made substantial progress at Eckerd and Brooks and are on track to begin to capture the integration cost savings while we continue to improve our US drugstore network performance. At the same time we will continue to build on the strong base of our Canadian network.”

Net earnings
For the third quarter, net earnings were $39.9 million ($0.15 per share) compared with $36.0 million ($0.16 per share) for the third quarter of the previous fiscal year and a net loss of $4.0 million ($0.02 per share) in the second quarter of the current year. There was an unrealized foreign exchange gain on monetary items of $11.9 million ($0.05 per share) recorded during the current quarter. The Company has reviewed these arrangements and their documentation in order to ensure that all significant monetary items are properly hedged against future foreign exchange risk. Earnings before unrealized gains on financing activities were $27.4 million ($0.10 per share) in the third quarter compared with $14.8 million ($0.06 per share) in the second quarter. The acquired Eckerd drugstores contributed to the substantial increases in revenues, cost of goods sold and operating expenses year over year.

Year-to-date earnings before unrealized losses on financing activities were $66.4 million ($0.26 per share) compared to $100.1 million ($0.44 per share) for the corresponding period last year. The unrealized foreign exchange loss on monetary items for the first three quarters of fiscal 2005 was $8.2 million ($0.03 per share), reflecting the loss until such arrangements and documentation became effective.

Revenues
The revenues of the Company’s Canadian operations for the third quarter reached $359.4 million compared with $317.9 million for the third quarter of the 2003-2004 fiscal year, an increase of $41.5 million or 13.0%. The third quarter revenues decreased slightly from the second quarter revenues of $365.7 million. Third quarter Canadian revenues increased by 6.0% year-over-year excluding the impact of currency exchange rate fluctuations.

Our American operations generated revenues of $2.456 billion, an increase of $1.988 billion or 424.3% over the third quarter of the previous fiscal year. Third quarter revenues increased $125 million or 5.4% over the second quarter 2005 revenues of $2.331 billion. The acquired Eckerd drugstores contributed to the substantial increase in year-over-year revenues.

Year-to-date revenues increased by $4.587 billion or 202.8% to $6.849 billion from $2.262 billion a year ago.

Retail sales
Retail sales figures quoted herein are denominated in local currency in order to exclude the impact of currency rate fluctuations. In the third quarter, the Company’s Canadian franchise network showed a 5.7% increase in sales compared with the same period last year. Third quarter network sales increased by 5.3% compared with the second quarter. The American corporate pharmacy network posted a 424.8% increase in sales when compared with the same quarter of the 2003-2004 fiscal year and a 5.4% increase compared with the second quarter.

In terms of comparable stores, the Canadian network’s retail sales were up 5.5% and in the United States, retail sales rose by 3.4% compared with the same quarter last year. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales in August 2005.

The Jean Coutu Group’s Canadian franchise network recorded a 6.4% increase in year-to-date sales. The American corporate pharmacy network posted a 331.4% increase in retail sales when compared with the year-to-date figures of the 2003-2004 fiscal year.

OIBA

In the third quarter, Operating income before amortization (“OIBA”) amounted to $125.4 million against $66.7 million for the corresponding quarter last year. Third quarter OIBA increased by $8.3 million or 7.1% over the second quarter figure of $117.1 million.

OIBA

for the 39-weeks ended February 26, 2005 improved to $304.4 million against $187.4 million for the corresponding period last year.

Store network development
During the third quarter, 28 drugstores were opened, of which 15 were relocations. Also, 7 drugstores were closed. At quarter-end, there were 2,231 stores in the system, comprised of 321 Canadian PJC stores, and 1,910 Eckerd and Brooks drugstores in the United States.

Presentation of financial statements
As previously announced, the Company changed its reporting currency to US dollars to reflect the fact that most of its activities are conducted in the United States following the acquisition of Eckerd drugstores. Our US dollar reporting currency ensures that our financial statements more accurately reflect the Company’s true operating results and financial position.

Lease accounting
Like several retail companies, we have begun the review of our methods of amortization of leasehold improvements and related lease incentives following the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission (SEC) on certain operating lease matters. Even though we expect that this review will not have a significant impact on our results or shareholders’ equity, there is a possibility that it will result in adjustments to our financial statements for the current and prior years. We expect to complete this review by the end of the 2005 fiscal year. This review will not have an effect on our cash flows.

Outlook
The Company operates its Canadian and US networks with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. The Company has completed many aspects of the Eckerd integration which was focused on three principal areas:

•	Reduction of support functions and other initiatives

Head and field office head count reductions are substantially complete, with net reductions of approximately 1,130 positions. As a result, accountability and productivity has been enhanced with the streamlining of operations. The Company will continue to move toward the right sized support structure as it reduces dual infrastructures. To date, key financial systems have been converted and integrated, with operating and other systems to come. At the same time, efforts are being made to optimize logistics and supply chain efficiency. The Company closed a distribution warehouse and renewed an expanded pharmaceutical supply agreement with McKesson Corporation.

•	Operational improvements

The Company continues to implement plans, processes and deploy people to reduce inventory shrink and reallocate store labour hours to better serve customer needs.

•	Growth initiatives

Customer focused initiatives have been taken and will continue to be implemented to enhance merchandising mix, simplify advertising and initiate new marketing programs, extend store hours, improve pharmacy service, expand the sales of health & beauty categories and private label while continuing to refine its pricing strategy. The goal is to increase sales based on quality of offering and customer service levels.

The Eckerd and Brooks drugstore network is operational and making good progress. The Company can now begin to capture the integration cost savings while it continues to improve the performance of its US drugstore network. At the same time it will continue to build on the strong base of its Canadian network.

Dividend
The Board of Directors of The Jean Coutu Group declared a quarterly dividend of C$0.03 per share. This dividend is payable on May 12, 2005 to all holders of Class A Subordinate Voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of April 28, 2005.

Conference call
Financial analysts are invited to attend the Third Quarter Results conference call to be held on Tuesday, April 12, 2005 at 9:00 AM Eastern Time. The toll free call-in number is 1-888-345-1250. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate Web site at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 Code 3146569 (pound sign) until May 13, 2005.

Supporting documentation (financial statements, management’s discussion and analysis, additional information and investor presentation) is available at www.jeancoutu.com using the Investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group
The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,231 corporate and franchised drugstores (under the banners of Eckerd and Brooks Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ over 46,000 persons and comprise 1,910 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 321 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information ” section, which is attached to the Company’s financial statements.

Source:

André Belzile

Senior Vice-President Finance and Corporate Affairs

The Jean Coutu Group (PJC), Inc.
(450) 646-9760

Information:

Michael Murray

Director, Investor Relations
The Jean Coutu Group (PJC), Inc.
(450) 646-9760

Hélène Bisson
Media and Public Relations

(514) 842-8860, ext. 343